Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Annual Information Update
Released	11:25 01-Nov-06
Number	3635 L

RNS Number:3635L
Wolseley PLC
01 November 2006

Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, Wolseley plc submits its annual information update, which refers to information that has been published or made available to the public for the period from 20 October 2005 to 31 October 2006.

The information referred to in this announcement was up to date at the time the information was published and some information may now be out of date and/or prepared in accordance with the laws and regulations of jurisdictions outside England and Wales.

Date of publication/filing	Description of information[1]	Where information was published[2]

24 October 2005	Acquisition announcement	London/New York Stock Exchanges
27 October 2005	Companies House Form 88 (2)	UK Companies House
27 October 2005	Companies House Form 88 (2)	UK Companies House
28 October 2005	Director / PDMR shareholding announcement	London/New York Stock Exchanges
31 October 2005	Form 6-K for the month of October 2005	US Securities and Exchange Commission
1 November 2005	Acquisition update announcement	London/New York Stock Exchanges
2 November 2005	Acquisition update announcement	London/New York Stock Exchanges
2 November 2005	Companies House Form 88 (2)	UK Companies House
4 November 2005	Director / PDMR shareholding announcement	London/New York Stock Exchanges
7 November 2005	Announcement re. Director details	London/New York Stock Exchanges
7 November 2005	Companies House Form 88 (2)	UK Companies House
8 November 2005	Acquisition update announcement	London/New York Stock Exchanges
9 November 2005	Companies House Form 88 (2)	UK Companies House
10 November 2005	Director / PDMR shareholding announcement	London/New York Stock Exchanges
11 November 2005	Companies House Form 88 (2)	UK Companies House
11 November 2005	Companies House Form 88 (2)	UK Companies House
17 November 2005	AGM Statement	London/New York Stock Exchanges
17 November 2005	Result of AGM announcement	London/New York Stock Exchanges
18 November 2005	Annual Report & Accounts for the year ended 31 July 2005	UK Companies House
18 November 2005	Special resolutions passed at AGM	UK Companies House
18 November 2005	Ordinary resolution passed at AGM	UK Companies House

18 November 2005	Form 20-F for the fiscal year ended 31 July 2005	US Securities and Exchange Commission
18 November 2005	Companies House Form 88 (2)	UK Companies House
18 November 2005	Companies House Form 88 (2)	UK Companies House
22 November 2005	Acquisitions / IFRS update announcement	London/New York Stock Exchanges
23 November 2005	Companies House Form 88 (2)	UK Companies House
25 November 2005	Director / PDMR shareholding announcement	London/New York Stock Exchanges
25 November 2005	Companies House Form 88 (2)	UK Companies House
25 November 2005	Companies House Form 88 (2)	UK Companies House
30 November 2005	Form 6-K for the month of November 2005	US Securities and Exchange
2 December 2005	Director/PDMR shareholding announcement	London/New York Stock Exchanges
2 December 2005	Companies House Form 88 (2)	UK Companies House
5 December 2005	Companies House Form 88 (2)	UK Companies House
8 December 2005	Companies House Form 88 (2)	UK Companies House
12 December 2005	Director/PDMR shareholding announcement	London/New York Stock Exchanges
12 December 2005	Companies House Form 88 (2)	UK Companies House
13 December 2005	Companies House Form 88 (2)	UK Companies House
14 December 2005	Director/PDMR shareholding announcement	London/New York Stock Exchanges
16 December 2005	Directorate change announcement	London/New York Stock Exchanges
16 December 2005	Director/PDMR shareholding announcement	London/New York Stock Exchanges
16 December 2005	Companies House Form 88 (2)	UK Companies House
19 December 2005	Companies House Form 88 (2)	UK Companies House
21 December 2005	Companies House Form 288a	UK Companies House
22 December 2005	Director/PDMR shareholding announcement	London/New York Stock Exchanges
3 January 2006	Form 6-K for the month of December 2005	US Securities and Exchange Commission
3 January 2006	Companies House Form 88 (2)	UK Companies House
5 January 2006	Companies House Form 88 (2)	UK Companies House
6 January 2006	Companies House Form 88 (2)	UK Companies House
10 January 2006	Holding(s) in Company announcement	London/New York Stock Exchanges
11 January 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
11 January 2006	Additional listing announcement	London/New York Stock Exchanges
11 January 2006	Companies House Form 88 (2)	UK Companies House
13 January 2006	Companies House Form 88 (2)	UK Companies House
16 January 2006	Companies House Form 88 (2)	UK Companies House
17 January 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
19 January 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
20 January 2006	Companies House Form 88 (2)	UK Companies House
20 January 2006	Companies House Form 88 (2)	UK Companies House
23 January 2006	Trading Statement	London/New York Stock Exchanges
24 January 2006	Companies House Form 88 (2)	UK Companies House
26 January 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
30 January 2006	Companies House Form 88 (2)	UK Companies House
31 January 2006	Form 6-K for the month of January 2006	US Securities and Exchange Commission
1 February 2006	Analyst and Investor Meeting announcement	London/New York Stock Exchanges
1 February 2006	Companies House Form 88 (2)	UK Companies House
3 February 2006	Companies House Form 88 (2)	UK Companies House
8 February 2006	Acquisition update announcement	London/New York Stock Exchanges

9 February 2006	Holding(s) in Company announcement	London/New York Stock Exchanges
20 February 2006	Holding(s) in Company announcement	London/New York Stock Exchanges
20 February 2006	Companies House Form 88 (2)	UK Companies House
28 February 2006	Form 6-K for the month of February 2006	US Securities and Exchange Commission
1 March 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
1 March 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
1 March 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
1 March 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
1 March 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
1 March 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
9 March 2006	Acquisition update announcement	London/New York Stock Exchanges
10 March 2006	Companies House Form 88 (2)	UK Companies House
20 March 2006	Holding(s) in Company announcement	London/New York Stock Exchanges
21 March 2006	Interim announcement of the half-year results for the period ended 31 January 2006	London/New York Stock Exchanges
21 March 2006	Form 6-K dated 21 March 2006 with the interim results announcement	US Securities and Exchange Commission
21 March 2006	Companies House Form 88 (2)	UK Companies House
23 March 2006	Companies House Form 88 (2)	UK Companies House
28 March 2006	Offer for Brandon Hire plc announcement	London/New York Stock Exchanges
28 March 2006	Companies House Form 88 (2)	UK Companies House
29 March 2006	Companies House Form 88 (2)	UK Companies House
31 March 2006	Form 6-K for the month of March 2006	US Securities and Exchange Commission
3 April 2006	Companies House Form 88 (2)	UK Companies House
4 April 2006	Acquisition announcement	London/New York Stock Exchanges
7 April 2006	Companies House Form 88 (2)	UK Companies House
10 April 2006	Offer Document Posted re. Brandon Hire plc	London/New York Stock Exchanges
10 April 2006	Companies House Form 88 (2)	UK Companies House
13 April 2006	Companies House Form 88 (2)	UK Companies House
13 April 2006	Companies House Form 88 (2)	UK Companies House
19 April 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
20 April 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
24 April 2006	Acquisition update announcement	London/New York Stock Exchanges
2 May 2006	Form 6-K for the month of April 2006	US Securities and Exchange Commission
2 May 2006	Offer update for Brandon Hire plc	London/New York Stock Exchanges
3 May 2006	Acquisition announcement	London/New York Stock Exchanges
8 May 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
8 May 2006	Companies House Form 88 (2)	UK Companies House
15 May 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
15 May 2006	Companies House Form 88 (2)	UK Companies House

19 May 2006	Holding(s) in Company announcement	London/New York Stock Exchanges
22 May 2006	Companies House Form 88 (2)	UK Companies House
24 May 2006	Analyst & Investor Site Visit announcement	London/New York Stock Exchanges
24 May 2006	Companies House Form 88 (2)	UK Companies House
1 June 2006	Form 6-K for the month of May 2006	US Securities and Exchange Commission
1 June 2006	Offer update for Brandon Hire plc	London/New York Stock Exchanges
1 June 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
5 June 2006	International – Supplemental Listing Application	New York Stock Exchange
6 June 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
7 June 2006	Companies House Form 88 (2)	UK Companies House
8 June 2006	Loan Refinancing announcement	London/New York Stock Exchanges
9 June 2006	Companies House Form 88 (2)	UK Companies House
12 June 2006	Additional Listing announcement re. blocklisting	London/New York Stock Exchanges
13 June 2006	Companies House Form 88 (2)	UK Companies House
16 June 2006	Director/PDMR shareholding announcement	London/New York Stock Exchanges
16 une 2006	ADR Ratio Change announcement	London/New York Stock Exchanges
16 June 2006	Companies House Form 88 (2)	UK Companies House
16 June 2006	Companies House Form 88 (2)	UK Companies House
21 June 2006	Acquisitions update announcement	London/New York Stock Exchanges
23 June 2006	Companies House Form 88 (2)	UK Companies House
29 June 2006	Holding(s) in Company announcement	London/New York Stock Exchanges
3 July 2006	Form 6-K for the month of June 2006	US Securities and Exchange Commission
10 July 2006	Companies House Form 88 (2)	UK Companies House
17 July 2006	Trading Statement	London/New York Stock Exchanges
19 July 2006	Companies House Form 88 (2)	UK Companies House
21 July 2006	Companies House Form 88 (2)	UK Companies House
24 July 2006	Acquisition announcement	London/New York Stock Exchanges
26 July 2006	Holding(s) in Company announcement	London/New York Stock Exchanges
27 July 2006	Board Committee Changes announcement	London/New York Stock Exchanges
31 July 2006	Companies House Form 288b	UK Companies House
1 August 2006	Form 6-K for the month of July 2006	US Securities and Exchange Commission
1 August 2006	Companies House Form 88 (2)	UK Companies House
1 August 2006	Companies House Form 88 (2)	UK Companies House
9 August 2006	Companies House Form 88 (2)	UK Companies House
15 August 2006	Acquisitions update announcement	London/New York Stock Exchanges
24 August 2006	Companies House Form 88 (2)	UK Companies House
1 September 2006	Form 6-K for the month of August 2006	US Securities and Exchange Commission
1 September 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
1 September 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
1 September 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
1 September 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges

1 September 2006	Blocklisting Interim Review announcement	London/New York Stock Exchanges
8 September 2006	Companies House Form 88 (2)	UK Companies House
12 September 2006	Companies House Form 88 (2)	UK Companies House
20 September 2006	Acquisition update announcement	London/New York Stock Exchanges
25 September 2006	Preliminary announcement of the results for the year ended 31 July 2006	London/New York Stock Exchanges
25 September 2006	Placing of 59,500,000 shares	London/New York Stock Exchanges
25 September 2006	Form 6-K dated 25 September 2006 with the preliminary results and placing announcements	US Securities and Exchange Commission
25 September 2006	Acquisition announcement	London/New York Stock Exchanges
25 September 2006	Result of Placing announcement	London/New York Stock Exchanges
29 September 2006	Companies House Form 88 (2)	UK Companies House
2 October 2006	Form 6-K for the month of September 2006	US Securities and Exchange Commission
2 October 2006	Holding(s) in Company announcement	London/New York Stock Exchanges
3 October 2006	Director/PDMR Shareholding announcement	London/New York Stock Exchanges
5 October 2006	Additional Listing announcement re. blocklisting	London/New York Stock Exchanges
9 October 2006	Acquisition update announcement	London/New York Stock Exchanges
10 October 2006	Director/PDMR Shareholding announcement	London/New York Stock Exchanges
10 October 2006	Companies House Form 88 (2)	UK Companies House
13 October 2006	Companies House Form 88 (2)	UK Companies House
16 October 2006	Director/PDMR Shareholding announcement	London/New York Stock Exchanges
18 October 2006	Director/PDMR Shareholding announcement	London/New York Stock Exchanges
20 October 2006	Companies House Form 88 (2)	UK Companies House
20 October 2006	Companies House Form 88 (2)	UK Companies House
20 October 2006	Companies House Form 88 (2)	UK Companies House
24 October 2006	Companies House Form 88 (2)	UK Companies House
27 October 2006	Director/PDMR Shareholding announcement	London/New York Stock Exchanges
30 October 2006	Companies House Form 88 (2)	UK Companies House
31 October 2006	Annual Report and Accounts distribution announcement	London/New York Stock Exchanges

Note 1
a.	Companies House forms – Descriptions of documents

	Form 88 (2)	–	Return of Allotments of shares
	Form 288 a	–	Appointment of a Director/Secretary
	Form 288 b	–	Resignation of a Director/Secretary
	Form 363 a	–	Annual Return

b.	US Securities and Exchange Commission forms - Descriptions of documents

	Form 6-K	–	Report of foreign private issuers pursuant to Rules 13a- 16 or 15d-16 of the Securities Exchange Act of 1934
	Form 20-F	–	Annual and transition report of foreign private issuers pursuant to sections 13 or 15(d) of the Securities Exchange Act of 1934

Note 2

Copies of all of the regulatory announcements can be found on the company website, www.wolseley.com. Specific announcements can be downloaded from the relevant website addresses:

www.companieshouse.gov.uk
www.londonstockexchange.com
www.sec.gov

For further information, please contact:

Mark J White
Group Company Secretary & Counsel

0118 929 8700